UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  August 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

AMS HOMECARE ANNOUNCES 2006 AGM RESULTS

  All resolutions were approved by the shareholders

VANCOUVER, British Columbia, August 31, 2006 ? AMS Homecare Inc. (OTCBB: AHCKF), is pleased to announce that a meeting of the shareholders of the company was held today at 10:00 AM at the offices of the company.

The shareholders re-elected the board of directors, Ms. Rani Gill, Mr. Harj Gill, Mr. Jan Karnik, Mr. Amarjit Mann and Mr. Ranjodh Sahota with 100% approval

The company is pleased to announce that 99% of the votes cast, voted in favor of each resolution.  "The company appreciates this overwhelming support by the shareholders in support of the actions taken by the board and management over the year", stated Mr. Harj Gill, CEO.

The Company will be providing an update soon on the status of the completion of the Audit Opinion Letter that CJW failed to produce.

About AMS Homecare

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, and patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store ( http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at ( http://www.amshomecare.com).

For Further Information Contact:

AMS Homecare Inc:

Daryl Hixt

Corporate Communication
604-273-5173 ext 121

ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are "forward-looking" under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com )

Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer